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June 1, 2000

Via EDGAR and Federal Express
-----------------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

        Attention:  H. Roger Schwall, Esq., Mail Stop 4-5
                    Jennifer Bowes, Esq., Mail Stop 4-5

        Re:         DigitalWork.com, Inc.
                    Registration Statement on Form S-1
                    Filed February 1, 2000 amended on March 13, 2000, March 27,
                      2000, April 6, 2000, April 12, 2000 and April 25, 2000
                    Registration Number 333-95895

Dear Ms. Bowes:

     Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, DigitalWork.com, Inc., a Delaware corporation ("DigitalWork") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form S-1, File No. 333-95895, together with all exhibits thereto, originally filed with the Securities and Exchange Commission on February 1, 2000 (as amended, the "Registration Statement").

     Pursuant to the Registration Statement, DigitalWork proposed to register an aggregate of 6,250,000 shares of its common stock for issuance to the public. DigitalWork believes that the terms obtainable in the marketplace at this time are not sufficiently attractive to warrant proceeding with the sale of the shares of common stock under the Registration Statement, and that completing a discretionary financing on unfavorable terms would not be in our best interests at this time. DigitalWork has not sold any securities under the Registration Statement. Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible.

     Please do not hesitate to call the undersigned or Gordon P. Paulson, our General Counsel, at 312-261-4253 if you have any questions regarding this matter.

                                          Very truly yours,

                                          DIGITALWORK.COM, INC.

                                          By: /s/ Robert A. Schultz
                                             ---------------------------------
                                          Name:   Robert A. Schultz
                                          Title:  Chief Executive Officer